Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES COMPLETION OF THE ACQUISITION OF
DISCOUNT THIS ASSETS INCLUSIVE OF UNIQUE INTELLECTUAL PROPERTY

Toronto, Ontario – January 4th, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, is pleased to announce today that it has completed the acquisition of the collected Intellectual Properties commonly known as the “Discount This Platform”.

Northcore now has exclusive rights to all components of the platform, including proprietary implementations of the Dutch Auction liquidation process as well as fully integrated social accelerators. The elements acquired through the acquisition will have direct impact on Northcore's intellectual property expansion initiative and be the subject of a focused partner outreach.

In consideration of this asset acquisition of the purchase price of approximately CAD$630,000 will be satisfied by Northcore by way of issuing 4,500,000 common shares at $0.14 per share, the closing market price as on December 28, 2011.

"This acquisition is a significant step forward for Northcore," said Amit Monga, CEO of Northcore Technologies. "The evolution of consumer commerce will be increasingly driven by online social interactions. We are now positioned to control several of the most promising new innovations within the Group Purchase and Social Commerce domains. The closure of this transaction sustains the momentum we achieved through the latter half of 2011. I expect this trend to continue to the benefit of all Northcore stakeholders."

Northcore will be entertaining selected partnerships with organizations positioned to exploit opportunities in next generation social commerce. Interested parties should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at GoSocial@northcore.com.

Northcore Announces Acquisition ……

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com